Exhibit 99.1

Cenovus sets bold sustainability targets

Company further integrates ESG into strategy to enhance business resilience

Calgary, Alberta (January 9, 2020) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) is establishing ambitious environmental, social and governance (ESG) targets to guide performance in its four ESG focus areas: climate & greenhouse gas (GHG) emissions, Indigenous engagement, land & wildlife, and water stewardship. These targets reflect the company’s continued integration of sustainability into its strategy and business plan to help foster long-term resilience. Leading safety practices, strong governance and ongoing innovation remain foundational to Cenovus. The ESG targets are part of Cenovus’s focus on maintaining a low cost structure, growing free funds flow and shareholder returns, and continuing to strengthen its balance sheet as it implements the five-year business plan that was communicated at Investor Day in October.

“Our environmental practices, low-emissions oil sands operations and the relationships we’ve built with residents in areas where we operate - including Indigenous communities -demonstrate our commitment to sustainability leadership,” said Alex Pourbaix, Cenovus President & Chief Executive Officer. “The meaningful targets we’re announcing today build on our achievements to date and position us to thrive in the transition to a lower-carbon future. I’m confident we have the right business model and talent in place to achieve them.”

Focus area	2030 targets
Climate & GHG emissions	•Reduce emissions intensity by 30%(1) •Hold absolute emissions flat(1)
Indigenous engagement	•Achieve a minimum of $1.5 billion of additional spending with Indigenous businesses
Land & wildlife	•Reclaim 1,500 decommissioned well sites •Complete $40 million of caribou habitat restoration work
Water stewardship	•Achieve a fresh water intensity of maximum 0.1 barrels per barrel of oil equivalent
(1)	Includes scope 1 and 2 emissions from operated facilities (see Definitions section). Uses a 2019 baseline.

In addition to its 2030 climate & GHG emissions target, Cenovus’s long-term ambition is to reach net zero emissions by 2050.

The company’s 2030 ESG targets and long-term net zero emissions ambition were established through a rigorous process that involved work with external ESG consultants and included robust scenario analysis. The work examined additional actions that could be integrated into the company’s business plan and long-term strategy to further improve ESG performance. The assessment indicated that Cenovus has several options it can pursue to achieve the 2030 targets. The company is now conducting further analysis of the various opportunities available and expects to provide more information later in the year as part of the disclosure for its normal course business planning. These opportunities are anticipated to align with the priorities outlined in its current five-year business plan.

Climate and greenhouse gas emissions

Governments around the world are supporting the transition to a lower-carbon future by introducing increasingly stringent climate-related policies and creating incentives for emissions-reduction solutions. Companies that fail to adapt will face growing carbon-related risks, while those that act now will position themselves for long-term business resilience. That’s why Cenovus is focused on demonstrating equally strong financial, operational and ESG performance.

“A global transition to a lower-carbon future is underway and Cenovus intends to be a part of that future,” said Pourbaix. “This is a complex challenge and requires exploring multiple options and opportunities. Our culture of innovation and sustainability leadership at Cenovus, alongside our relentless focus on cost management and operational excellence will support us in determining the best actions to pursue.”

The company’s operations rank amongst the lowest in the context of production emissions intensity compared to its oil sands peers. Cenovus has demonstrated leadership through per-barrel GHG emissions reductions at its oil sands operations of approximately 30% over the past 15 years. Building on this, the new 2030 GHG emissions targets are among the most ambitious in the world for an upstream exploration and production company.

Cenovus is targeting to reduce its per-barrel GHG emissions by 30% by the end of 2030, using a 2019 baseline, and hold its absolute emissions flat by the end of 2030. This target addresses scope 1 and scope 2 emissions from its operations (see Definitions section).

The company is adopting a GHG emissions strategy that includes multiple options to reach its targets. Opportunities that have been identified are at various stages of advancement, and include: additional operational optimization, incorporating cogeneration capacity into future oil sands phases, more extensive deployment of solvent technology, further advancement of the methane emissions reduction initiatives already underway at its Deep Basin operations and additional operational efficiencies, including the use of data analytics. The company is also considering other direct and indirect initiatives that generate credible, additional and permanent carbon offsets.

Cenovus’s ambition of reaching net zero emissions by 2050 is currently intended to address scope 1 and 2 emissions and will require ongoing focus on technology solutions beyond those that are commercial and economic today. Cenovus continues to identify opportunities to participate in longer-term solutions to address emissions from its operations and beyond. Examples of collaborative efforts the company is currently participating in include: co-founding Evok Innovations to work with global clean technology companies on environmental solutions; co-funding the NRG COSIA Carbon XPRIZE that is searching for ways to turn captured CO2 emissions into valuable products; and partnering with the Massachusetts Institute of Technology (MIT) Energy Initiative, which is tackling the world’s most pressing energy challenges, including climate change.

Indigenous engagement

In addition to robust and meaningful consultation practices, Cenovus is committed to supporting economic reconciliation through business partnerships. Since 2009, Cenovus has spent almost $3 billion with Indigenous owned or operated businesses. The company is now targeting additional cumulative spending with Indigenous businesses of at least $1.5 billion over the next decade as it continues to enable neighbouring communities to share in the benefits that come from responsibly developing oil and natural gas resources. Cenovus’s 2030 Indigenous business spend target reflects cost efficiencies achieved by the company over the last few years as well as reduced annual capital spending compared with Cenovus’s first few years of operation.

“Indigenous communities are among our closest and most important neighbours,” Pourbaix said. “I’m proud of the relationships we have built to date and believe that our commitment over the next 10 years will further improve the fabric of these local communities.”

Cenovus’s Indigenous Inclusion Advisory Committee, created in 2017 and comprised of senior leaders from various functions, will guide the plan to achieve the target as well as other considerations such as increasing direct Indigenous employment at the company. To further support the health and well-being of Indigenous communities, Cenovus continues to partner with local non-profit organizations that offer programs to help address needs identified by community leaders. Cenovus has also committed to additional company-wide Indigenous awareness training for its staff, which is aligned with a call to action in Canada’s Truth and Reconciliation report.

Land and wildlife

Cenovus is continuing to build on its leading land restoration and wildlife protection activities with the addition of two new commitments. The first is a proactive approach to managing reclamation obligations with a commitment to complete reclamation of 1,500 decommissioned well sites over the next 10 years, representing 75% of the company’s existing well sites that are no longer in use and are set for reclamation. The company has also joined the Alberta Energy Regulator’s Area-Based Closure program that sets an annual spending target for each company and allows the company to work with industry peers to reduce costs and increase efficiency.

The second component of the land and wildlife commitment is to voluntarily spend $40 million between 2016 and 2030 to restore more land within caribou ranges than is disturbed by Cenovus’s activity. This 2030 target is an extension of the 2016 announcement of a $32 million, 10-year caribou habitat restoration program, the largest project of its kind in the world. The program involves restoring up to 4,000 kilometres of linear land disturbances and planting up to five million trees. Protection of caribou, listed as a threatened species by the federal government, is a priority for Cenovus as caribou ranges are spread across the oil sands region of Alberta. As part of Cenovus’s ongoing commitment to caribou habitat restoration, the company has cumulatively planted one million trees since 2013.

“Biodiversity is extremely important to our business and to our stakeholders in the areas where we operate,” said Pourbaix. “Our activities on the landscape are temporary, and we have always taken a proactive approach to liability management, developing reclamation plans even before we begin work on a project. We will continue to take biodiversity considerations into account as we plan business decisions in the future in an effort to reduce our company’s impact on land and wildlife.”

Water stewardship

Cenovus is already a leader in managing fresh water intensity compared to its oil sands peers and has set a target across its oil sands and Deep Basin operations of a maximum of

0.10 barrel of fresh water use per barrel of oil equivalent by the end of 2030. This exceeds a target set by Canada’s Oil Sands Innovation Alliance (COSIA) for in-situ producers of 0.18 barrel by 2022.

“Managing our use of water resources efficiently and responsibly is not only important to the environment, but also helps support our low cost structure,” said Pourbaix. “The vast majority of the water we use for our oil sands operations is produced water or saline water that’s not fit for consumption or agricultural use. Our non-saline water use is well below the industry average, and we’re always looking for ways to further reduce the amount of water we use and be more efficient with how we use it.”

Safety

Delivering safe and reliable operations is the top priority for Cenovus, and the company continues to build on its track record of industry-leading safety performance. It recently contracted a third party to conduct an independent safety culture survey and is using the results to identify specific opportunities to further improve safety performance and strengthen its safety culture. The company’s corporate scorecard measures and rewards staff at all levels based on personal and process safety performance.

Integrating ESG into strategy

Since Cenovus launched as a publicly-traded company 10 years ago, it has been a core company belief that operating in a safe, ethical, legal, and environmentally and socially responsible manner is inextricably linked to generating strong business results and creating shareholder value. This commitment is consistent with the ongoing evolution of principles of sustainable resource development.

Cenovus established the four ESG focus areas after a thorough external analysis of which ESG topics are considered most material to the company and are of greatest priority for external stakeholders. This analysis was combined with an internal review, facilitated by third-party consultants, of the ESG factors considered by senior leaders and other staff to have the most meaningful impact on company performance and add the most value for shareholders and other stakeholders.

The four ESG focus areas are integrated into Cenovus’s capital allocation framework, and the company has established a Sustainability Advisory Council of leaders from across the company to further embed sustainability into the culture. The Board has designated the Safety, Environment, Reputation and Reserves Committee as having primary responsibility for sustainability, with the Sustainability Advisory Council reporting into it, and other committees and the Board as a whole sharing oversight responsibility and engaging in frequent ESG discussions. The company also plans to transition its annual ESG disclosure report, which receives external verification on key ESG performance metrics, to align with recommendations from the Task Force on Climate-related Financial Disclosures (TCFD) and the Sustainability Accounting Standards Board (SASB) as well as consideration of the UN Sustainable Development Goals. Future ESG reports will also include updates on progress towards the targets, starting with the 2019 ESG report scheduled for release in mid-2020.

ESG link to executive compensation

Compensation for Cenovus’s executive team, and especially its President & CEO, is linked to an annual scorecard that includes financial and operating metrics as well as safety and environmental performance, including oil sands emissions intensity and process safety events. The scorecard also impacts compensation for employees at all levels of the corporation. As Cenovus works to further integrate the ESG focus areas and targets into its long-term strategy, consideration will be given to enhanced opportunities to link ESG performance to executive and staff compensation.

DEFINITIONS

Scope 1 emissions are direct emissions from owned or operated facilities. Cenovus accounts for emissions on a gross operatorship basis. This includes fuel combustion, venting, flaring and fugitive emissions. It does not include emissions from the 50% non-operated ownership in the company’s refineries or emissions from non-operated Deep Basin assets.

Scope 2 emissions are indirect emissions from the generation of purchased energy for the company’s operated facilities. For Cenovus, this is limited to electricity imports.

ADVISORY

Forward-looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied.

Forward-looking information in this news release is identified by words such as “anticipate”, “believe”, “can”, “committed”, “continue”, “expects”, “focus”, “guidance”, “opportunity”, “plan”, “potential”, “priority”, “pursue”, “strategy”, “target”, “will”, “would be” or similar words or expressions and includes suggestions of future outcomes, including statements about: Cenovus’s 2030 climate change and GHG related targets and further ambitions, including our ability to lower GHG emissions on both an absolute basis and in terms of intensity in our operations and in respect of Cenovus's target of reducing GHG emissions intensity by 30% and holding absolute emissions flat by 2030, and its ambition of reaching net zero emissions by 2050 (which is inherently less certain due to the longer time frame and certain factors outside of our control as outlined in more detail below); Cenovus’s ability to achieve its targets and ambitions while maintaining a low cost structure and focus on growing free funds flow and shareholder returns and its options and opportunities to achieve such targets and ambitions; our ability to maintain low steam to oil ratios; Cenovus's plans with respect to continued Indigenous engagement, including its target to spend $1.5 billion with Indigenous owned or operated businesses over the next 10 years and the expected benefits to neighbouring communities; Cenovus’s plans with respect to land restoration, including its commitment to reclaim 1,500 decommissioned well sites over the next 10 years; projections for future years and our plans and strategies to realize such projections; strategy and related milestones and schedules as they relate to our four ESG focus areas; references to Cenovus's 2030 ESG targets and commitments and further ambitions, including the areas of focus which Cenovus will take to achieve such targets, commitments and ambitions and the impacts of working towards such targets, commitments and ambitions; the opportunities related to setting and achieving targets, commitments and ambitions for ESG focus areas; the capital costs associated with achieving the ESG focus area targets, commitments and ambitions; our ability to remain financially resilient, create value for shareholders and thrive in a lower-carbon future; laws and government policy, including those relating to climate change, and the impact thereof; effective risk management; and our expectations regarding emissions compliance costs.

Developing forward-looking information involves reliance on a number of assumptions and other factors and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which our forward-looking information is based include the following:

In respect of our 2030 GHG targets, we have assumed: Cenovus's ability to successfully pursue NPV-positive capital investment opportunities and other operational measures, including the successful application to Cenovus's current and future operations of existing technology and new technology that is expected to be commercial in the near term; the successful implementation of our proposed or potential strategies and plans to reduce emissions; projected capital investment levels, the flexibility of our capital spending plans and the associated source of funding; and Cenovus's ability to otherwise access and implement all technology necessary to achieve our 2030 GHG targets, the development and performance of technology and technological innovations and the future use and development of technology and associated expected future results.

In respect of our 2050 net zero GHG ambition, we have assumed the same factors as in respect of our 2030 GHG targets applied over a longer term and will also rely on certain other factors and events coming to fruition, which are, to a large extent, outside of our control and thus less certain than those assumptions and factors that relate solely to our 2030 GHG targets, which includes continued development of commercial feasible carbon capture, utilization and storage (CCUS) technology and its future economic viability in Alberta; additional infrastructure to be built by industry or government sources to support CCUS and other technologies; and collaboration with partners to fund R&D into cost improvements and novel approaches to carbon capture.

In addition, and generally in respect of the targets, commitments, ambitions, strategy and related milestones and schedules as they relate to our four ESG focus areas and the other forward looking information in this news release, we have assumed: Cenovus's ability to successfully pursue NPV-positive capital investment opportunities and other operational measures, including the successful application to Cenovus's current and future operations of existing technology and new technology that is expected to be commercial in the near term; projected capital investment levels, the flexibility of our capital spending plans and the associated source of funding; Cenovus's ability to otherwise access and implement all technology necessary to achieve our targets, commitments and ambitions, the development and performance of technology and technological innovations and the future use and development of technology and associated expected future results; continuing collaboration with certain regulatory and environmental groups; the accuracy of reserves and resources estimates; commodity prices; demand levels for oil, natural gas, gasoline, diesel and other energy sources; the availability of transportation for our products; certain levels of future energy use and consumption of oil and gas; Cenovus’s carbon price outlook; the performance of assets and equipment; cost reductions and sustainability improvements position for resiliency at bottom of the cycle commodity prices of about US$45/bbl WTI and

C$44/bbl WCS; applicable laws and government policies, including royalty rates, and laws and policies relating to climate change; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the receipt, in a timely manner, of regulatory and partner approvals, as applicable; Cenovus's ability to generate sufficient cash flow to meet current and future obligations; estimated abandonment and reclamation costs, including associated levies and regulations applicable thereto; Cenovus’s ability to, either internally or by working with external partners, develop cost effective technologies to reduce freshwater use and/or reduce overall steam requirements; the accuracy of third-party data upon which we rely; the availability and cost of labour and services; Cenovus's ability to obtain and retain qualified staff and equipment in a timely and cost-efficient manner; the availability of Indigenous-owned or operated businesses; Cenovus's ability to access sufficient capital to pursue sustainability and development plans; Cenovus's ability to implement capital projects or stages thereof in a successful and timely manner; and other risks and uncertainties described from time to time in the filings Cenovus makes with securities regulatory authorities.

The risk factors and uncertainties that could cause our actual results to differ materially, include: (i) impediments to Cenovus meeting its 2030 climate and GHG emissions targets and further ambitions, including: the effects of the implementation of cogeneration and potential increases in our steam-to-oil ratio on our overall emissions; Cenovus's ability to develop, access or implement some or all of the technology necessary to efficiently and effectively operate assets and achieve expected future results, including in respect of climate and GHG emissions targets and ambitions, the commercial viability and scalability of emission reduction strategies and related technology and products; the development and execution of implementing strategies to meet climate and GHG emissions targets and ambitions, including uncertainty over solvent supply and transportation, reservoir performance and capital spending estimates; uncertainty regarding the status of offsets, including due to cogeneration and renewable energy generation, recognition under future government policies and by ESG rating organizations and the measurability of offsets to count as emissions reductions; uncertainty in respect of CCUS regarding the eligibility of the credit generating pathways and the volatility of the price-signal in the credit market and the durability of the related policy through government changes; and (ii) impediments generally to our business and in respect of Cenovus meeting its targets, commitments, ambitions, strategy and related milestones and schedules as they relate to our four ESG focus areas and the other forward looking information in this news release, including: increasing stakeholder consideration of ESG factors and risks, including among credit rating agencies, lenders and investors, which may impact Cenovus's ability to access capital required to finance growth and sustaining capital expenditures; the inability to receive necessary regulatory approvals in a timely manner; reputational risk, including among stakeholders and government; maintenance of key relationships with government and other regulatory bodies; risks associated with technology and its application to Cenovus's business; volatility of and other assumptions regarding commodity prices; market competition, including from alternative energy sources; potential failure of products to achieve or maintain market acceptance; risks associated with fossil fuel industry reputation and litigation related thereto; changes in general economic, market and business conditions; the effectiveness of Cenovus's risk management program; Cenovus's ability to develop, access or implement some or all of the technology necessary to efficiently and effectively achieve expected future results, including on a commercial scale; the occurrence of unexpected events such as fires, severe weather conditions, explosions, blow-outs, equipment failures, transportation incidents and other accidents or similar events; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; availability of, and our ability to attract and retain, critical talent; our possible failure to obtain and retain qualified staff and equipment in a timely and cost-efficient manner; risks associated with climate change and our assumptions relating thereto; changes in the regulatory framework in any of the locations in which we operate, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon, climate change and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the political and economic conditions in the countries in which we operate or supply; and the occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom.

In addition, there are risks that the effect of actions taken by us in implementing targets, commitments and ambitions for ESG focus areas may have a negative impact on our existing business, growth plans and future results from operations.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information. For a full discussion of Cenovus's material risk factors, see "Risk Management and Risk Factors" in our Management's Discussion and Analysis for the period ended December 31, 2018, available on SEDAR at sedar.com, on EDGAR at sec.gov and on Cenovus's website at cenovus.com. Cenovus undertakes no obligation to update or revise any forward-looking information except as required by law.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil and natural gas company. It is committed to maximizing value by sustainably developing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and British Columbia. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

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